                                                                    Exhibit 99.2

                 FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED
                  REPORT FOR THE PERIOD ENDED DECEMBER 31, 2002

                                                                                                                PAGE
1          Financial Statements (Unaudited)

           The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in New Zealand (NZ GAAP) and are presented in US DOLLARS.

           Condensed Consolidated Statements of Financial Performance for the
           Three and Nine Months Ended December 31, 2002 and 2001, and the
           Fiscal Year Ended March 31, 2002.                                                                       2

           Condensed Consolidated Statements of Financial Position as of December 31, 2002 and 2001,
           and March 31, 2002.                                                                                     4

           Condensed Consolidated Statements of Movements in Equity for the Nine
           Months Ended December 31, 2002 and 2001, and the Fiscal Year Ended
           March 31, 2002.                                                                                         5

           Condensed Consolidated Statements of Cash Flows for the Nine Months Ended December 31,
           2002 and 2001, and the Fiscal Year Ended March 31, 2002.                                                6

           Notes to Condensed Consolidated Financial Statements.                                                   7

2          Management's Discussion and Analysis of Financial Position and Financial Performance of
           Continuing Operations.                                                                                 16

3          Quantitative and Qualitative Disclosures About Market Risk.                                            19

                           FORWARD-LOOKING STATEMENTS

The statements contained in this Quarterly Report, including without limitation those contained in "Management's Discussion and Analysis of Financial Position and Financial Performance of Continuing Operations," relating to financial projections, plans and objectives of management, future economic performance and other future events, are "forward-looking statements" within the meaning of
Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These forward-looking statements represent the Company's present expectations or beliefs concerning future events. The Company cautions that such statements involve known and unknown risks, uncertainties and other factors that may cause its actual results or performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following:

- the Company's results may be adversely affected by foreign currency fluctuations because its revenues, costs and liabilities are denominated in multiple currencies;

- the Company competes against substantially larger, more well established companies and the markets for its products are highly competitive;

- a change in technology relating to the Company's products may result in some of its products being obsolete, could cause it to incur substantial costs to implement new technologies, or could cause it to lose customers if its competitors implement new technologies before it does;

- the Company has experienced some variation in its financial results in the past and expects its future financial results may also fluctuate;

- the Company's success depends in part on its proprietary technologies and if it is unable to successfully enforce its intellectual property rights, its competitive position may be harmed;

- if the Company infringes the patents or proprietary rights of other parties it may incur significant costs and its business may be harmed;

- the Company's continued success depends on the ability of patients to be reimbursed by third-party payors;

- a product recall may have a material adverse effect on the Company's business; and

- the international scope of the Company's operations exposes it to operational, political and other business risks that may harm its business.

Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee its future results or performance. The Company does not undertake to publicly update or revise any forward-looking statements.

1.       FINANCIAL STATEMENTS

                 FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED
      Unaudited Condensed Consolidated Statements of Financial Performance
              (in thousands of US Dollars, except per share data)

                                               Three Months                           Nine Months                    Fiscal Year
                                                   Ended                                 Ended                          Ended
                                               December 31,                          December 31,                     March 31,
                                       --------------------------------       -------------------------------       ------------
Continuing Operations                      2002                 2001              2002               2001               2002
---------------------                  ------------         -----------       ------------       ------------       ------------
   Operating revenue...............    $     26,956         $    23,055       $     74,276       $     65,145       $     89,250

   Cost of sales...................           9,231               7,727             24,420             19,419             27,371
                                       ------------         -----------       ------------       ------------       ------------
   Gross profit....................          17,725              15,328             49,856             45,726             61,879

   Operating expenses:

   Selling, general and
    administrative expenses........           7,086               6,002             19,883             17,644             23,547

   Research and development
    expenses.......................           1,429               1,060              4,074              3,135              4,269
                                       ------------         -----------       ------------       ------------       ------------
   Total operating expenses........           8,515               7,062             23,957             20,779             27,816
                                       ============         ===========       ============       ============       ============
   Operating profit................           9,210               8,266             25,899             24,947             34,063

   Other income (expenses), net:

   Interest income (expense), net..             326                 (16)             1,178               (404)              (111)

   Foreign currency exchange
       profit (1)...................          9,941                 982             16,332              1,945              6,870

   Other expenses (note 6)..........              -                (395)                -                (395)              (454)
                                       ------------         -----------       ------------       ------------       ------------
   Total other income net..........          10,267                 571             17,510              1,146              6,305
                                       ------------         -----------       ------------       ------------       ------------
   Profit from continuing operations
       before taxation..............         19,477               8,837             43,409             26,093             40,368

   Taxation.........................         (6,749)             (3,024)           (14,856)            (8,732)           (13,554)
                                       ------------         -----------       ------------       ------------       ------------
   Profit from continuing operations
       after taxation...............   $     12,728         $     5,813       $     28,553       $     17,361       $     26,814
                                       ============         ===========       ============       ============       ============

   Basic earnings from continuing
    operations per share............    $      0.12        $       0.05       $       0.28       $       0.15       $       0.24

   Diluted earnings from
    continuing operations per
    share...............                $      0.12        $       0.05       $       0.27       $       0.15       $       0.24

   Weighted average basic
    shares outstanding..............    102,367,119         107,592,308        102,357,854        114,604,861        111,537,416

   Weighted average diluted
    shares outstanding..............    103,883,619         108,615,308        103,877,798        114,945,861        112,173,791

   Basic earnings from continuing
    operations per ADS (2)..........    $      0.50        $       0.22       $       1.12       $       0.61       $       0.96

   Diluted earnings from
    continuing
    operations per ADS (2)..........    $      0.49        $       0.21       $       1.10       $       0.60       $       0.96

   Notional weighted average
    basic ADSs outstanding (2)......     25,591,780          26,898,077         25,589,464         28,651,215         27,884,354

   Notional weighted average
    diluted ADSs outstanding (2)....     25,970,905          27,153,827         25,969,450         28,736,465         28,043,448

(1) The foreign currency exchange profit for the three and nine months ended December 31, 2001 in these US Dollar Condensed Consolidated Financial Statements differs from the NZ Dollar Condensed Consolidated Financial Statements due to the correction of the previously disclosed mark to market error in the year ended March 31, 2001.

(2)      Assumes four outstanding ordinary shares are equal to one ADS.

 See accompanying notes to unaudited condensed consolidated financial statements

                 FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED

      Unaudited Condensed Consolidated Statements of Financial Performance
               (in thousands of US Dollars, except per share data)

                                              Three Months                     Nine Months                Fiscal Year
                                                 Ended                            Ended                      Ended
                                              December 31,                     December 31,                March 31,
                                       ---------------------------      ---------------------------     --------------
Discontinued Operations                    2002            2001            2002            2001              2002
-----------------------                -------------    ----------      ----------     ------------     --------------
    Operating revenue.............      $        -        $     -       $       -        $ 192,648           $ 193,352

    (Loss) from discontinued
      operations before taxation
      (note 7)....................               -              -               -           (1,324)             (1,331)

    Taxation......................               -              -               -           (4,550)             (4,574)
                                       -----------      ---------       ---------      -----------      --------------
    (Loss) from discontinued
      operations after taxation...      $        -        $     -       $       -        $  (5,874)         $   (5,905)
                                       ===========      =========       =========      ===========      ==============
Total Operations
----------------

    Operating revenue.............      $   26,956        $23,055       $  74,276        $ 257,793          $  282,602

    Profit before taxation........          19,477          8,837          43,409           24,769              39,037

    Taxation......................          (6,749)        (3,024)        (14,856)         (13,282)            (18,128)
                                       -----------      ---------       ---------      -----------      --------------
    Profit after taxation.........      $   12,728        $ 5,813       $  28,553        $  11,487          $   20,909
                                       ===========      =========       =========      ===========      ==============

 See accompanying notes to unaudited condensed consolidated financial statements

                 FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED
        Unaudited Condensed Consolidated Statements of Financial Position
                          (in thousands of US Dollars)

                                                                                     As of              As of              As of
                                                                                  December 31,        December 31,        March 31,
                                                                                      2002                2001              2002
                                                                                  ------------        ------------        ---------
ASSETS

Current assets:

Cash and bank balances......................................                       $   4,485            $ 26,637          $ 32,315

Short-term investments......................................                          19,720                   -                 -

Debtors and prepayments (note 3)............................                          34,030              16,774            18,404

Inventories (note 4)........................................                          10,887               9,854             8,470

Employee share ownership plans loans, current portion.......                             610                 428             1,061

Taxation....................................................                               -                 693             1,718
                                                                                   ---------            --------          --------
    Total current assets....................................                          69,732              54,386            61,968

Long-term assets:

Fixed assets, net of accumulated depreciation of $11,466 at December 31,
  2002, $7,743 at December 31, 2001 and $7,678 at March 31, 2002...........           37,446              25,964            27,874

Patents and trademarks, net of accumulated amortization of $157 at December 31, 2002, $2 at December 31, 2001 and $2 at
  March 31, 2002...........................................................              856                 603               741

Employee share ownership plans loans.......................................            1,410               2,336             1,651

Debtors and prepayments (note 3)...........................................            3,288                  22               172

Goodwill, net of accumulated amortization of $825 at December 31,
  2002, $444 at December 31, 2001 and $566 at March 31, 2002....                       1,199               1,108             1,133

Deferred taxation..........................................................            2,055               2,162             1,379
                                                                                   ---------            --------          --------
    Total assets..........................................................         $ 115,986            $ 86,581          $ 94,918
                                                                                   =========            ========          ========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

Bank overdrafts...........................................................              $864                $528              $558

Trade creditors...........................................................             4,506               2,510             3,688

Provisions................................................................               844              11,653             6,495

Taxation..................................................................             3,030               1,223             1,029

Term borrowings, current portion..........................................             3,325               5,000             2,727

Other liabilities.........................................................             8,533               2,765             3,910
                                                                                   ---------            --------          --------
    Total current liabilities.............................................            21,102              23,679            18,407

Long-term liabilities:

Provisions................................................................               599                 306                75

Term borrowings...........................................................                 -                 913               670
                                                                                   ---------            --------          --------
    Total liabilities.....................................................            21,701              24,898            19,152

    Total shareholders' equity............................................            94,285              61,683            75,766
                                                                                   ---------            --------          --------
    Total liabilities and shareholders' equity............................         $ 115,986            $ 86,581          $ 94,918
                                                                                   =========            ========          ========

 See accompanying notes to unaudited condensed consolidated financial statements

                 FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED
       Unaudited Condensed Consolidated Statements of Movements in Equity
                          (in thousands of US Dollars)

                                                                                  Nine Months          Nine Months       Fiscal Year
                                                                                    Ended                 Ended             Ended
                                                                                  December 31,         December 31,       March 31,
                                                                                  ------------         ------------      -----------
                                                                                      2002                2001               2002
                                                                                  ------------         ------------      -----------
Shareholders' equity at the beginning of the period........                         $ 75,766            $ 153,944        $ 153,944

Profit for the period......................................                           28,553               11,487           20,909

Movement in currency translation reserve...................                           13,224                4,575            9,167
                                                                                    --------            ---------        ---------
                                                                                      41,777               16,062           30,076
                                                                                    --------            ---------        ---------

Issue of share capital.....................................                              119               11,085           11,085

Increase in equity from disposition of unallocated shares                                  -                  902              971

Repurchase of share capital................................                                -              (89,489)         (89,489)

Dividends..................................................                          (23,377)             (30,821)         (30,821)
                                                                                    --------            ---------        ---------
Shareholders' equity at the end of the period..............                         $ 94,285            $  61,683        $  75,766
                                                                                    ========            =========        =========

 See accompanying notes to unaudited condensed consolidated financial statements

                 FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED
            Unaudited Condensed Consolidated Statements of Cash Flows
                          (in thousands of US Dollars)

                                                                                  Nine Months        Nine Months       Fiscal Year
                                                                                     Ended              Ended             Ended
                                                                                  December 31,       December 31,        March 31,
                                                                                  ------------       ------------      -----------
                                                                                     2002                2001             2002
                                                                                  ------------       ------------      -----------
Cash flows from operating activities:

Continuing operations

    Receipts from customers..................................................       $ 76,559           $ 58,853         $ 81,278

    Dividends received.......................................................              -                 29               63

    Interest received........................................................          1,292                 43              476

    Payments to suppliers and employees......................................        (50,112)           (45,515)         (55,825)

    Taxation paid............................................................        (10,400)            (4,373)         (10,365)

    Interest paid............................................................            (89)              (895)            (668)
                                                                                    --------           --------         --------
Net cash flow from operations from continuing operations.....................         17,250              8,142           14,959

Net cash flow from operations from discontinued operations...................              -             13,182           13,236
                                                                                    --------           --------         --------
         Net cash flow from operations.......................................         17,250             21,324           28,195
                                                                                    --------           --------         --------
Cash flows from (used in) investing activities:

Continuing operations

    Sale of fixed assets.....................................................             40                 52               59

    Proceeds from the disposal of operations.................................              -            127,988          128,513

    Cash disposed of in divestment of Appliances & Finance
      businesses.............................................................              -             (4,009)          (4,025)

    Purchase of fixed assets.................................................         (6,779)            (3,845)          (5,494)

    Sale of short-term investments...........................................         37,584                  -                -

    Purchase of short-term investments.......................................        (55,443)                 -                -
                                                                                    --------           --------         --------
Net cash flow from (used in) investing activities from continuing
 operations..................................................................        (24,598)           120,186          119,053

Net cash flow (used in) investing activities from discontinued
  operations.................................................................              -             (2,394)          (2,404)
                                                                                    --------           --------         --------
         Net cash flow from (used in) investing activities...................        (24,598)           117,792          116,649
                                                                                    --------           --------         --------
Cash flows (used in) financing activities:

Continuing operations

    Employee share purchase plans............................................          1,149              1,623            1,818

    Issue of share capital...................................................            119             10,826           10,870

    Repurchase of share capital..............................................              -            (87,823)         (88,183)

    New term borrowings......................................................          5,241              3,042            5,986

    Repayment of term borrowings.............................................         (5,494)              (733)          (6,141)

    Dividends paid...........................................................        (23,377)           (30,821)         (30,948)

    Supplementary dividends paid to overseas shareholders....................         (1,759)            (1,921)          (1,889)
                                                                                    --------           --------         --------
Net cash flow (used in) financing activities from continuing operations.....         (24,121)          (105,807)        (108,487)

Net cash flow (used in) financing activities from discontinued operations....              -             (7,960)          (6,986)
                                                                                    --------           --------         --------
         Net cash flow (used in) financing activities........................        (24,121)          (113,767)        (115,473)
                                                                                    --------           --------         --------
    Net increase (decrease) in cash..........................................        (31,469)            25,349           29,371

Opening cash.................................................................         31,757                687              687

Effect of foreign exchange rates.............................................          2,948                 73            1,699
                                                                                    --------           --------         --------
Closing cash.................................................................          3,236             26,109           31,757
                                                                                    --------           --------         --------
Reconciliation of closing cash:

    Bank.....................................................................          4,008             26,637           32,315

    Bank overdrafts..........................................................           (772)              (528)            (558)
                                                                                    --------           --------         --------
                                                                                    $  3,236           $ 26,109         $ 31,757
                                                                                    ========           ========         ========

 See accompanying notes to unaudited condensed consolidated financial statements

                 FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED

         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.       ORGANIZATION AND BASIS OF PRESENTATION

Fisher & Paykel Healthcare Corporation Limited, formerly known as Fisher & Paykel Industries Limited, is a New Zealand company which was renamed as part of a reorganization in November 2001. As part of the reorganization, the Appliances and Finance businesses of Fisher & Paykel Industries Limited were spun off to shareholders and are shown in these financial statements as discontinued operations. The Healthcare business, which is the only remaining business of Fisher & Paykel Industries Limited, is shown in these financial statements as continuing operations.

Fisher & Paykel Healthcare Corporation Limited, and its subsidiaries ("the Company"), is a leading designer, manufacturer and marketer of humidification products and systems for use in respiratory care and the treatment of obstructive sleep apnea. The Company also offers an innovative range of patient warming devices and neonatal care products. The Company's headquarters and manufacturing operations are located in New Zealand. Other principal distribution and sales sites are located in the United States, the United Kingdom, Australia and Europe. The Company's products are sold in over 90 countries worldwide.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with NZ GAAP, and are presented in US Dollars. NZ GAAP differs in some respects from generally accepted accounting principles in the United States (US GAAP), as it relates to the Company. For a description of the differences between NZ GAAP and US GAAP applicable to continuing operations and the related effect on the financial statements see note 10. The accompanying unaudited condensed consolidated financial statements do not include all of the information and footnotes required by NZ GAAP and US GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and nine months ended December 31, 2002 are not necessarily indicative of the results that may be expected for the fiscal year ending March 31, 2003.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a)      BASIS OF CONSOLIDATION

                  The Company and subsidiary companies' accounts are consolidated using the purchase method. Subsidiaries are entities that are controlled either directly or indirectly by the parent. All material inter-company transactions are eliminated. The results of subsidiaries acquired or disposed of during the year are included in the consolidated Statement of Financial Performance from the date of acquisition or up to the date of disposal, respectively.

         (b)      GOODWILL

                  The excess of cost over the fair value of net assets of subsidiaries acquired is capitalized as goodwill and is amortized to the Statement of Financial Performance on a straight line basis over the lower of the period of expected benefit or ten years from the date of investment.

         (c)      REVENUE RECOGNITION

                  PRODUCTS

                  Sales of products are recognized in accordance with the terms of sale when title has been transferred and the benefits of ownership and risk pass to the customer.

                  INTEREST INCOME

                  Interest income is accounted for as earned.

         (d)      ADVERTISING AND SALES PROMOTION COSTS

                  All advertising and sales promotion costs are expensed as incurred.

         (e)      EARNINGS PER SHARE

                  Basic earnings per share is computed by dividing net earnings by the weighted average number of ordinary shares outstanding during each period.

                  Diluted earnings per share is calculated by using the weighted average number of ordinary shares outstanding during each period, adjusted to include the potentially dilutive effect if securities or other contracts to issue ordinary shares were exercised or converted into shares.

         (f)      SHORT-TERM INVESTMENTS

                  Short-term investments are recorded at cost plus accrued interest.

         (g)      EMPLOYEE SHARE OWNERSHIP AND OPTION PLANS

                  The Company operates employee share ownership plans for employees. The initial purchase of shares by the schemes is funded by advances from the Company, the advances being recognized as assets in the Statement of Financial Position. No compensatory expense is recognized in the Statement of Financial Performance.

                  The Company operates a share option plan for employees. Options become exercisable in three equal annual installments between years two and five. No compensatory expense is recognized in the Statement of Financial Performance.

                  The Company also operates a share purchase plan for United States employees. The employees are able to purchase shares at a discount through the use of payroll deductions. No compensatory expense is recognized in the Statement of Financial Performance.

         (h)      EMPLOYEE ENTITLEMENTS

                  Employee entitlements to salaries and wages, annual leave, long service leave and other benefits are recognized when they accrue to employees. The Company operates pension plans for employees. Contributions to the plans are expensed when made.

         (i)      INVENTORIES

                  Inventories are valued at the lower of cost, on a first-in, first-out basis, or net realizable value. Cost includes all costs except finance, administration, research and development, selling and distribution overheads.

         (j)      FIXED ASSETS

                  Fixed Assets are recorded at cost. Depreciation expense is computed on a straightline basis over their estimated useful lives as follows:

                        Buildings                           50 years
                        Plant and Equipment                 3-15 years
                        Vehicles                            5 years
                        Tooling                             3-7 years
                        Software                            3-10 years

         (k)      PATENTS

                  The registration costs of new patents are capitalized and amortized over the estimated useful life of the patent, but not exceeding seven years from application. In the event of a patent being superseded, the unamortized costs are written off immediately.

         (l)      FOREIGN CURRENCY

                  The Company enters into foreign currency option contracts and forward foreign currency contracts in order to manage its foreign exchange risk.

                  The purpose of the Company's foreign currency hedging activities is to protect the Company from exchange rate volatility with respect to functional currency (NZ Dollars) net cash movements resulting from the sales of products to foreign customers, and the purchase of raw materials in foreign currency from foreign and domestic suppliers. The Company enters into forward foreign currency contracts and foreign currency option contracts to hedge anticipated New Zealand based net sales/costs denominated principally in US Dollars, Euros, British Pounds, and Australian Dollars.

                  Generally, the terms of the foreign currency option contracts and forward foreign currency contracts do not exceed three years, however they can be up to five years.

                  As of April 1, 2001, the Company adopted Statement of Financial Accounting Standards No 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), as amended, which standardizes the accounting for derivative instruments. The Company's hedging contracts were not designated as accounting hedges under SFAS 133 because of the restrictive definitions and therefore were marked to market with the resulting gains and losses being recognized in earnings in the period of change.

                  Unrealized gains or losses were recognized as incurred on the Statement of Financial Position as either other assets or provisions and were recorded within other income, net on the Statements of Financial Performance. Unrealized gains and losses on currency derivatives were determined based on dealer quoted prices.

                  Transactions in foreign currencies were converted at the rate of exchange prevailing at the date of the transaction.

                  At period end, foreign monetary assets and liabilities were translated at the period end closing rates, and exchange variations arising from these transactions were included in the Statement of Financial Performance.

                  Gains and losses and costs arising on foreign currency call options and forward foreign currency contracts that were effective as hedges of transactions were deferred until the date of such transactions at which time they were included in the determination of profit before taxation and separately reported as foreign currency exchange profit (loss). Those option or contract instruments that had not been designated as accounting hedges were marked to market with resulting gains and losses being recognized in earnings in the period.

                  As of November 6, 2002, the Company designated its hedging contracts and options as accounting hedges under Statement of Standard Accounting Practice No 21, "Accounting for the Effects of Changes in Foreign Currency Exchange Rates" (SSAP
                  21). As a result of this change in policy, the mark to market fair value recorded at November 6, 2002 under SFAS 133 is retained on the statement of financial position and will be offset against the gain/loss on settlement of the contracts. Movements in the mark to market fair values subsequent to November 6, 2002 are deferred and will be reflected in the statement of financial performance when the anticipated transactions occur. The foreign currency exchange rates used in the mark to market adjustment as of November 6, 2002 have become the effective hedge rates for the foreign currency option contracts and forward foreign currency contracts in place on this date.

                  Transactions in foreign currencies are converted at the rate of exchange prevailing at the date of the transaction, or at the hedged rate if financial instruments have been used to hedge the foreign currency exposure.

                  At balance date, foreign monetary assets and liabilities are translated at the period end closing or hedged rates, and exchange variations arising from these transactions are included in the Statement of Financial Performance.

                  For the purposes of these financial statements the US Dollar has been adopted as the reporting currency. The primary functional currency of the Company is the NZ Dollar. The financial statements have been converted into US Dollars using the translation method required to translate the financial statements of foreign subsidiaries, as described below.

                  The financial statements of foreign subsidiaries are translated at the following exchange rates:

                  - the period end closing exchange rate for assets and liabilities; and

                  - the average rate for revenue and expense transactions during the month.

                  The exchange rate difference from translating the opening net investment and revenue and expense transactions at rates different from those which were previously reported is reflected in the foreign currency translation reserve.

         (m)      RESEARCH AND DEVELOPMENT

                  Research and development expenditure is expensed as it is incurred. Development costs of product innovation as a process are, in the main, indistinguishable as to whether the benefits will be applied to current or future products.

         (n)      TAXATION

                  The taxation expense charged to earnings includes both current and deferred tax and is calculated after allowing for permanent differences.

                  The liability method of accounting for the taxation effect of all timing differences is used. Deferred tax is accounted for using the comprehensive basis on all timing differences. Any future taxation benefit is recognized only to the extent that there is virtual certainty of recovery in subsequent periods.

         (o)      WARRANTY

                  Provision for warranty covers the obligations for the unexpired warranty periods for products, based on recent historical costs incurred on warranty exposure. Warranty terms are 1 to 2 years parts or parts and labor.

         (p)      IMPAIRMENT OF LONG-LIVED ASSETS

                  Annually the directors assess the carrying value of assets considering them on a grouped basis determined at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other Company assets. Where the estimated recoverable amount of the assets based upon the undiscounted future cash flows is less than its carrying amount, the assets are written down to assessed fair value.

         (q)      STATEMENT OF CASH FLOWS

                  The following are the definitions of the terms used in the Statement of Cash Flows:

                  (i)      Cash comprises cash on hand and bank balances.

                  (ii) Investing activities are those activities relating to the acquisition, holding and disposal of fixed assets, and investments.

                  (iii) Financing activities are those activities which result in changes in the size and composition of the capital structure of the Company. This includes both equity and debt not falling within the definition of cash. Dividends paid are included in financing activities.

                  (iv) Operating activities include all transactions and other events that are not investing or financing activities.

         (r)      CHANGES IN ACCOUNTING POLICIES

                  As described in Note 2(l) there has been a change in accounting policy adopted for foreign currency. As a result of this change, period end other liabilities have been increased by $4.5 million, and other debtors and prepayments by $2.1 million. Profit from continuing operations before taxation for the three and nine months ended December 31, 2002 has been decreased by $7.5 million, with a corresponding decrease in the unrealized gain on foreign currency instruments recorded within Current and Long-term assets.

                  There have been no other changes in accounting policies.

3.       DEBTORS AND PREPAYMENTS

Debtors and prepayments were comprised of the following at December 31, 2002 and 2001, and March 31, 2002 (in thousands of US Dollars):

                                                            December 31,         December 31,           March 31,
                                                               2002                 2001                  2002
                                                           -------------        -------------          -----------
Current:

Trade debtors......................................          $  16,148           $  15,443              $ 14,994

Less allowance for doubtful accounts...............               (284)               (170)                 (166)
                                                             ---------           ---------              --------
                                                                15,864              15,273                14,828
Other debtors and prepayments......................              4,346               1,114                 1,674

Unrealized gain on foreign currency instruments                 13,820                 387                 1,902
                                                             ---------           ---------              --------
                                                             $  34,030           $  16,774              $ 18,404
                                                             =========           =========              ========
Term:

Unrealized gain on foreign currency instruments              $   3,288           $      22              $    172
                                                             =========           =========              ========

4.       INVENTORIES

Inventories were comprised of the following at December 31, 2002 and 2001, and March 31, 2002 (in thousands of US Dollars):

                                                            December 31,         December 31,            March 31,
                                                               2002                 2001                   2002
                                                           -------------        -------------          -----------
Materials..........................................           $  3,404              $  3,343              $ 3,303

Finished products..................................              7,994                 6,816                5,960

Provision for obsolescence.........................               (511)                 (305)                (793)
                                                              --------              --------             --------
                                                              $ 10,887              $  9,854              $ 8,470
                                                              ========              ========             ========

5.       CASH FLOW RECONCILIATION

                                                            Nine Months             Nine Months          Fiscal Year
                                                               Ended                  Ended                 Ended
                                                            December 31,            December 31,          March 31,
                                                           -------------           --------------       -------------
                                                               2002                     2001                 2002
                                                           -------------           --------------       -------------
                                                                      (in thousands of US Dollars)
Profit from continuing operations after taxation              $ 28,553               $ 17,361             $ 26,814

Add (deduct) non-cash items:

Continuing operations

   Depreciation....................................              2,431                  1,771                2,517

   Amortization of patents and trademarks.........                 140                      1                    1

   Amortization of goodwill........................                137                    120                  160

   Accrued interest income.........................                 (6)                     -                  (87)

   Movement in provisions..........................                231                    587                  111

   Movement in deferred tax/future tax benefit...                 (676)                (2,009)                  39

   Movement in working capital:

    Payables and accruals..........................              5,350                 (2,142)              (2,416)

    Debtors and prepayments........................             (3,707)                (3,090)              (2,819)

    Inventory......................................             (2,417)                (2,491)              (1,107)

    Provision for taxation net of supplementary
    dividend paid..................................              5,478                  5,628                4,665

   Movement in unrealized revaluations of foreign
    currency instruments......................                 (20,392)                (7,969)             (12,860)

   Foreign currency exchange translation...........              2,128                    375                  (59)
                                                              --------               --------             --------
Net cash flow from operations from continuing
   operations                                                 $ 17,250               $  8,142             $ 14,959
                                                              ========               ========             ========

6.       NON RECURRING ITEMS RELATING TO SPIN-OFF

During the fiscal year ended March 31, 2002, the Company incurred costs in relation to the spin-off of the Appliances and Finance businesses and the US share offering and listing on the NASDAQ.

These costs include non-recurring directors' costs (comprising additional remuneration to non-executive directors for extensive work undertaken in connection with the spin-off, retirement benefits as provided for by the Company's constitution to non-executive directors upon retirement from the Company's board, and insurance costs) and non-recurring offering and listing expenses.

These costs will not be incurred on an ongoing basis, but have been included in profit from continuing operations as they do not qualify as costs relating to the discontinued operations.

7.       LOSS ON DISPOSAL OF APPLIANCES AND FINANCE BUSINESSES

During the fiscal year ended March 31, 2002, as part of the reorganization, the Company incurred a loss in connection with the spin-off of the Appliances and Finance businesses of $11,795,000. The loss is partially offset by operating profit from discontinued operations for the fiscal year ended March 31, 2002. The net loss is included in the loss from discontinued operations before taxation in the Statement of Financial Performance.

8.       FINANCIAL INSTRUMENTS

Notional principal of forward foreign currency contracts and foreign currency option contracts amounts outstanding were as follows:

                                                                         As of                  As at                 As at
                                                                      December 31,           December 31,            March 31,
                                                                    ---------------         --------------         -------------
                                                                         2002                    2001                  2002
                                                                                     (in thousands of US Dollars)
Purchase commitments forward foreign currency contracts                $     171               $      -              $      -
Sale commitments forward foreign currency contracts........              134,640                 15,896                37,757
Put foreign currency option contracts purchased............              106,491                117,609               102,907
Call foreign currency option contracts sold................                    -                 56,000                39,702

Estimated fair value.......................................               22,657                (10,875)               (4,169)
Estimated fair value recognised in earnings................               17,213                (10,875)               (4,169)

-------------------

The forward foreign currency contracts mature at various dates prior to October 31, 2005.

The foreign currency option contracts mature at various dates prior to December 31, 2003.

9.       CONTINGENCIES

Periodically we are party to litigation including product liability and patent claims.

On August 27, 2002, ResMed Inc. filed a lawsuit in the Federal District Court in San Diego against Fisher & Paykel Healthcare. The ResMed complaint seeks a judgement that selected Fisher & Paykel Healthcare mask products infringe patents held by ResMed. The complaint further charges Fisher & Paykel Healthcare with the copying of ResMed proprietary mask technology, and alleges trade dress and common law violations relating to the appearance of ResMed mask products.

On August 29, 2002, the Company refuted claims that the Company's Aclaim masks infringe patents and other intellectual property rights held by ResMed Inc. The Company has taken legal advice on the suit and believes that ResMed's claim against the Company is without merit and, if required, will defend the suit.

The Directors of Fisher & Paykel Healthcare cannot reasonably estimate the adverse effect (if any) on the company's Obstructive Sleep Apnea (OSA) business of ResMed's claim. If any of the claims are ultimately resolved against the Company's interests, there can be no assurance that such litigation will not have a material adverse effect on the Company's OSA business, financial condition or results of operations.

10.      US GAAP RECONCILIATION

The Company prepares its financial statements in accordance with NZ GAAP. NZ GAAP differs in certain respects from US GAAP as it relates to the Company. These differences, and the effect of the adjustments necessary to present the Company's unaudited profit from continuing operations after taxation and shareholders' equity from continuing operations in accordance with US GAAP as of December 31, 2002 and the three and nine months then ended are detailed below.

                                    EARNINGS

                                                                                   Three Months                  Nine Months
                                                                                       Ended                        Ended
                                                                                   December 31,                 December 31,
                                                                              -----------------------     -------------------------
                                                                                      2002                         2002
                                                                              -----------------------------------------------------
(Unaudited)                                                                    (in thousands of US Dollars, except per share data)
                                                                              -----------------------------------------------------
Profit from continuing operations in accordance with NZ GAAP                       $     12,728                  $     28,553
US GAAP adjustments:
    (a)  Stock compensation................................................                 (10)                          (35)
    (b)  Capitalization and amortization of interest relating to
         fixed assets.....................................................                   (8)                          (25)
    (c)  Pension expense...................................................                   -                          (624)
    (d)  Amortization of goodwill..........................................                  47                           140
    (f)  Unrealized gain on foreign currency instruments...................               7,518                         7,518
    (g)  Deferred income tax...............................................              (2,478)                       (2,266)
                                                                                   ------------                  ------------
Total US GAAP adjustments on continuing operations.........................               5,069                         4,708
                                                                                   ------------                  ------------
Profit from continuing operations in accordance with US GAAP..............         $     17,797                  $     33,261
                                                                                   ============                  ============

    Basic earnings from continuing operations per share....................        $       0.17                  $       0.32
    Diluted earnings from continuing operations per share..................        $       0.17                  $       0.32
    Weighted average basic shares outstanding..............................         102,367,119                   102,357,854
    Weighted average diluted shares outstanding............................         103,883,619                   103,877,798
    Basic earnings from continuing operations per ADS (1)..................        $       0.70                  $       1.30
    Diluted earnings from continuing operations per ADS (1)................        $       0.69                  $       1.28
    Notional weighted average basic ADSs outstanding (1)...................          25,591,780                    25,598,464
    Notional weighted average diluted ADSs outstanding (1).................          25,970,905                    25,969,450

--------------------

(1)      Assumes four outstanding ordinary shares are equal to one ADS.

                                     EQUITY

                                                                                                    As of December 31,
                                                                                                          2002
                                                                                                  -----------------------
(Unaudited)                                                                                        (in thousands of US
                                                                                                         Dollars)
Shareholders' equity in accordance with NZ GAAP..............................................             $ 94,285
US GAAP adjustments:
    (b)  Capitalization and amortization of interest relating to fixed assets................                  483
    (d)  Amortization of goodwill............................................................                  140
    (e)  Employee Share Ownership Plans loans................................................               (2,021)
    (f)  Unrealized gain on foreign currency instruments.....................................                7,518
    (g)  Deferred income tax.................................................................               (2,520)
                                                                                                          --------
Total US GAAP adjustments to shareholders' equity related to continuing operations...........                3,600
Cumulative translation adjustment on US GAAP adjustments.....................................                  293
                                                                                                          --------
Shareholders' equity related to continuing operations in accordance with US GAAP.............             $ 98,178
                                                                                                          ========

(a)      STOCK COMPENSATION

         The Company issues ordinary shares to employees and executives under its share purchase plans. Ordinary shares are granted at a discount to market value using non-interest bearing or low interest bearing loans and vest over either a three or eight year period. The Company has elected to account for the plans in accordance with "Accounting for Stock Issued to Employees" (APB 25) for US GAAP purposes. Under APB 25, the discount on the shares awarded to employees should be recognized as compensation expense over the period to which the employees' service relates. Compensation cost for ordinary shares granted before January 18, 2001 is measured as the difference between the market price of the shares at the grant date and the price paid by the employee. Compensation cost for ordinary shares granted under the plans on or after January 18, 2001 is measured as the difference between the market price of the shares at each statement of financial position date, through the date the loan is repaid by the employee, and the price paid by the employee, in accordance with EITF 00-23 Issues Related to the Accounting for Stock Compensation Under APB 25 and FIN 44. Under NZ GAAP, no compensation costs are recognized in the financial statements for shares granted to employees. The reconciliation to group profit from continuing operations in accordance with US GAAP for the three and nine months ended December 31, 2002 includes compensation expense of US$10,000 and US$35,000, respectively, as a result of these differences.

(b)      CAPITALIZATION AND AMORTIZATION OF INTEREST RELATING TO FIXED ASSETS

         Under US GAAP, interest costs are capitalized as part of the cost of acquiring an asset over the period required to prepare the asset for its intended use. Through March 31, 2000 the Company did not capitalize interest costs to fixed assets for NZ GAAP purposes. Effective April 1, 2000 the Company changed its accounting policy to capitalize interest on assets under construction. The reconciliation includes adjustments to reflect the capitalization of interest on fixed assets for periods prior to April 1, 2000 and the amortization of such capitalized interest.

(c)      PENSION EXPENSE

         Under NZ GAAP, pension expense is recognized at the time contributions are made to the pension plan. Under US GAAP, SFAS 87 "Employers' Accounting for Pensions" requires pension expense to be recognized on an accrual basis over the estimated service period of the employees. Pension expense is determined using actuarial assumptions and includes service costs, interest costs and expected return on plan assets. The difference between the cumulative pension expense recognized in prior periods and the contributions made by the Company is reflected as either a prepaid asset or liability in the Statement of Financial Position. For US GAAP purposes, the company adopted the provisions of SFAS 87 effective April 1, 1999, the beginning of the first period for which US GAAP financial information has been prepared. It was not feasible for the Company to adopt SFAS 87 at April 1, 1989, the standard's effective date for the Company. On April 1, 1999 the Company recognized a transition asset of $0.9 million with a corresponding adjustment to shareholders' equity. The remaining unrecognized transition asset will be recognized during the next five years.

         In August 2001 the Company amended the existing defined benefit pension plan to offer employees the option to transfer from the defined benefit pension plan to a defined contribution option. Under US GAAP, this qualifies as a curtailment. A curtailment is an event that significantly reduces the expected years of future service of present employees or eliminates for a significant number of employees the accrual of defined benefits for some or all of their future services. SFAS 88 "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" requires the pro-rata recognition of previously unrecognized net gains or losses, prior service costs, and transition amounts when part of a defined benefit plan is curtailed. Accordingly, a pro-rata portion of the previously unrecognized net loss and transition asset amounting to US$0.1 million in the aggregate has been recognized for those employees selecting the defined contribution option.

         On April 1, 2002 the Company adopted a defined contribution plan for all employees. As a result, the assets of the defined benefit plan were transferred to form the opening balances of the defined contribution plan. Consistent with the paragraph above, the change to a defined contribution plan constitutes a curtailment and as such requires the recognition of previously unrecognized net gains and losses, prior service costs, and transition amounts. The net assets were then transferred to the defined contribution plan.

         The reconciliation for the nine months ended December 31, 2002 includes adjustments to recognize the effects of the plan curtailment and the transfer of assets to a defined contribution plan in accordance with US GAAP. For the three months ended December 31, 2002 and in all future periods pension expense will be equal to the Company's contributions on an accrual basis, under both NZ GAAP and US GAAP.

(d)      AMORTIZATION OF GOODWILL

         In accordance with SFAS No 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), goodwill, including previously existing goodwill, and intangible assets with indefinite useful lives should not be amortized but should be tested for impairment annually at a level of reporting unit. The impairment loss, if any, is measured as the excess of the carrying amount of a reporting unit's goodwill and intangible assets with indefinite lives over their respective implied fair value. Intangible assets with finite lives will continue to be amortized under SFAS 142, but the amortization period will no longer be limited to forty years. The provisions of SFAS 142 are required to be applied as of April 1, 2002. Under NZ GAAP, goodwill is amortized over a period not to exceed twenty years. The Company has performed an impairment test of its goodwill as of April 1, 2002 resulting in no impairment of the carrying value of

         US$1.2 million. The reconciliation includes an adjustment to reverse the amortization expense recorded under NZ GAAP in the three and nine months ended December 31, 2002.

(e)      EMPLOYEE SHARE OWNERSHIP PLANS' LOANS

         Under NZ GAAP, loans to employees and executives to purchase shares under the employee share ownership plans are recorded as assets in the statement of financial position. Under US GAAP, loans provided to purchase a company's own shares are recorded as part of shareholders' equity. The reconciliation includes an adjustment to reclassify the loans to shareholders' equity.

(f)      FOREIGN CURRENCY OPTION CONTRACTS AND FORWARD FOREIGN CURRENCY
         CONTRACTS

         The Company has entered into foreign currency option contracts and forward foreign currency contracts to manage foreign currency risk on a portion of its anticipated, but not firmly committed, foreign currency sales and purchases over the next three years.

         As of April 1, 2001 the Company adopted Statement of Financial Accounting Standards No 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), as amended, for NZ GAAP purposes. The Company's hedging contracts were not designated as accounting hedges under SFAS 133 because of the restrictive definitions and therefore were marked to market with the resulting gains and losses being recognized in earnings in the period of change through November 5, 2002.

         As of November 6, 2002 the Company designated for NZ GAAP purposes its hedging contracts and options as accounting hedges under Statement of Standard Accounting Practice No 21, "Accounting for the Effects of Changes in foreign Currency Exchange Rates" (SSAP 21). As a result of this change in policy, the mark to market fair value recorded at November 6, 2002 under SFAS 133 is retained on the balance sheet and will be offset against the gain/loss on settlement of the contracts.

         From November 6, 2002 realized and unrealized gains and losses on foreign currency option contracts and forward foreign currency contracts that are effective as hedges of anticipated, but not firmly committed, transactions are deferred and included in the measurement of the subsequent transaction.

         Under US GAAP, the Company continues to apply the provisions of SFAS
         133. The Company's hedging contracts have not been designated as accounting hedges under SFAS 133 because of the restrictive definitions and therefore are marked to market with the resulting gains and losses being recognized in earnings in the period of change. The change in NZ GAAP designation has not impacted the designation requirements under US GAAP.

         The US GAAP reconciliations of group profit from continuing operations and the shareholders' equity as of and for the three and nine months ended December 31, 2002 include adjustments to record the difference between the change in the net realized and unrealized gains on the foreign currency option contracts and forward foreign currency contracts during the three and nine months under US GAAP and to reverse the realized and unrealized gains of US$9.9 million and US$16.3 million for the period to November 6, 2002 recognized during the three and nine months, respectively under NZ GAAP.

(g)      DEFERRED INCOME TAXES

         Under the Company's accounting policies, tax assets, to the extent they exceed related deferred tax liabilities, are not recognized unless recovery is considered certain and expected. This criteria is more stringent than SFAS 109 "Accounting for Income Taxes". Other than the tax impact of the GAAP differences noted, there are no other adjustments for income taxes included in the reconciliation of unaudited profit from continuing operations after taxation.

(h)      NEW ACCOUNTING PRONOUNCEMENTS

         In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS 144 retains the fundamental provisions of SFAS 121 for recognition and measurement of the impairment of long-lived assets to be held and used, but resolves a number of implementation issues and establishes a single accounting model for assets to be disposed of. SFAS 144 also retains the requirement to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of by sale, abandonment or distribution to owners or is classified as held for sale. The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and their interim periods. The provisions of SFAS 144 for long-lived assets to be disposed of by sale or otherwise are effective for disposal activities initiated after the effective date of SFAS 144 or after its initial application. The adoption of SFAS 144 did not have an impact on the consolidated financial statements.

2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND FINANCIAL PERFORMANCE OF CONTINUING OPERATIONS

OPERATING REVENUE

Operating revenue from continuing operations consists of revenue from sales of our respiratory humidification, OSA and patient warming and neonatal care products, as well as sales of distributed products. Our operating revenue from continuing operations increased by approximately 17% to $26.956 million for the three months ended December 31, 2002 from $23.055 million for the three months ended December 31, 2001. Operating revenue from core products increased by approximately 20% to $25.878 million for the three months ended December 31, 2002 from $21.635 million for the three months ended December 31, 2001.

The following table sets forth our sales by product group for the three months ended December 31, 2002 and 2001:

                                                                              Three Months Ended
                                                                                 December 31,
                                                                     ------------------------------------
                                                                                                               Percentage
                                                                            2002               2001             Variation
                                                                     -----------------    ---------------     -------------
                                                                         (in millions of US Dollars)
PRODUCT GROUP:
Respiratory humidification products.............................          $ 12.986            $ 11.952             +9%
OSA products....................................................            11.131               8.176            +36%
Patient warming and neonatal care products......................             1.761               1.507            +17%
                                                                          --------            --------
    Core products sub-total.....................................          $ 25,878            $ 21.635            +20%
Distributed products............................................             1.078               1.420            -24%
                                                                          --------            --------
    Total.......................................................          $ 26.956            $ 23.055            +17%
                                                                          ========            ========

Sales of respiratory humidification products increased by approximately 9% in the three months ended December 31, 2002 from sales in the comparable period in the prior year. Excluding the effects of currency translations, sales of respiratory humidification products increased by approximately 5% from sales in the comparable period in the prior year. Sales growth was driven by both chamber and breathing circuit sales. Single-use heated adult and neonatal breathing circuits continued to gain market share.

Sales of OSA products increased by approximately 36% in the three months ended December 31, 2002 from sales in the comparable period in the prior year. Excluding the effects of currency translations, sales of OSA products increased by approximately 34% from sales in the comparable period in the prior year. Strong growth of the integrated flow generator-humidifier continued during the quarter boosting overall sales growth for OSA products. Good growth has also been achieved for stand alone humidifiers and mask products.

Sales of patient warming and neonatal care products increased by approximately 17% in the three months ended December 31, 2002 from sales in the comparable period in the prior year. Excluding the effects of currency translations, sales of patient warming and neonatal care products increased by approximately 12% from sales in the comparable period in the prior year.

Sales of distributed products decreased by approximately 24% in the three months ended December 31, 2002 from sales in the comparable period in the prior year, primarily due to our decision to terminate our distribution relationship with Datex-Ohmeda in New Zealand.

The following table sets forth our sales by product group for the nine months ended December 31, 2002 and 2001:

                                                                              Nine Months Ended
                                                                                December 31,
                                                                     ------------------------------------
                                                                                                               Percentage
                                                                           2002                2001             Variation
                                                                     ----------------     --------------      -------------
                                                                         (in millions of US Dollars)
PRODUCT GROUP:
Respiratory humidification products.............................         $ 36.417            $ 33.964               +7%
OSA products....................................................           30.048              22.950              +31%
Patient warming and neonatal care products......................            4.470               3.886              +15%
                                                                         --------            -------
    Core products sub-total.....................................         $ 70.935            $ 60.800              +17%
Distributed products............................................            3.341               4.345              -23%
                                                                         --------            --------
    Total.......................................................         $ 74.276            $ 65.145              +14%
                                                                         ========            ========

Sales of respiratory humidification products increased by approximately 7% in the nine months ended December 31, 2002 from sales in the comparable period in the prior year. Excluding the effects of currency translations, sales of respiratory humidification products increased by approximately 4% from sales in the comparable period in the prior year. Sales volume growth of adult breathing circuits and single use chambers was the main reason for the increased sales level.

Sales of OSA products increased by approximately 31% in the nine months ended December 31, 2002 from sales in the comparable period in the prior year. Excluding the effects of currency translations, sales of OSA products increased by approximately 29% from sales in the comparable period in the prior year. OSA integrated flow generator-humidifier sales volume increased significantly in the nine months ended December 31, 2002 from sales in the comparable period in the prior year. Good growth has been achieved for stand alone humidifiers and mask products.

Sales of patient warming and neonatal care products increased by approximately 15% in the nine months ended December 31, 2002 from sales in the comparable period in the prior year. Excluding the effects of currency translations, sales of patient warming and neonatal care products increased by approximately 11% from sales in the comparable period in the prior year.

Sales of distributed products decreased by approximately 23% in the nine months ended December 31, 2002 from sales in the comparable period in the prior year, primarily due to our decision to terminate our distribution relationship with Datex-Ohmeda in New Zealand.

Our products are sold in over 90 countries worldwide. The following table sets forth operating revenue from continuing operations for each of our primary geographic markets for the three and nine months ended December 31, 2002 and 2001:

                                               Three Months                              Nine Months
                                                  Ended                                     Ended
                                               December 31,                              December 31,
                                 --------------------------------------------------------------------------------
                                       2002                 2001                   2002                 2001
                                 ----------------     ----------------       ----------------     ---------------
                                       (in millions of US Dollars)                 (in millions of US Dollars)
North America...............          $ 13.456             $ 11.186               $ 36.641             $ 31.059
Europe......................             7.772                6.408                 20.548               18.128
Asia Pacific................             4.756                4.423                 14.555               13.552
Other.......................             0.972                1.038                  2.532                2.406
                                      --------             --------               --------             --------
         Total..............          $ 26.956             $ 23.055               $ 74.276             $ 65.145
                                      ========             ========               ========             ========

GROSS PROFIT

Our gross profit increased to $17.725 million, or approximately 66% of sales, in the three months ended December 31, 2002 from $ 15.328 million, or approximately 66% of sales, in the three months ended December 31, 2001. Gross profit increased due to the increase in sales volume for the period.

Our gross profit increased to $49.856 million, or approximately 67% of sales, in the nine months ended December 31, 2002 from $45.726 million, or approximately 70% of sales, in the nine months ended December 31, 2001.

Gross margin percentage for the nine months ended December 31, 2002 was below gross margin percentage for the nine months ended December 31, 2001 due primarily to the significant strengthening in the value of the NZ Dollar when compared to other currencies in which we sell, primarily the US Dollar.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses increased by approximately 18% to $7.086 million in the three months ended December 31, 2002 from $6.002 million in the three months ended December 31, 2001. This increase was primarily attributable to our New Zealand costs being translated into US Dollars at rates of exchange that are unfavourable when compared to the comparable period in the prior year, and also by an increase in personnel and related expenses to support our current and anticipated volume growth.

Excluding the effects of currency translations, selling, general and administrative expenses increased by approximately 9% in the three months ended December 31, 2002.

Selling, general and administrative expenses increased by approximately 13% to $19.883 million in the nine months ended December 31, 2002 from $17.644 million in the nine months ended December 31, 2001.

Excluding the effects of currency translations, selling, general and administrative expenses increased by approximately 6% in the nine months ended December 31, 2002.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses increased by approximately 35% to $1.429 million in the three months ended December 31, 2002 from $1.060 million in the three months ended December 31, 2001. Research and development expenses increased by approximately 30% to $4.074 million in the nine months ended December 31, 2002 from $3.135 million in the nine

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

months ended December 31, 2001. Excluding the effects of currency translations, research and development expenses increased by approximately 13% in the three months ended December 31, 2002. The increase was attributable to patent expenses and labor costs in connection with the expansion of our product development activities. Research and development expenses represented approximately 5.3% and 5.5% of operating revenue for the three and nine months ended December 31, 2002, respectively, compared to 4.6% and 4.8% for the three and nine months ended December 31, 2001, respectively.

OTHER INCOME (EXPENSES), NET

Other income, net increased for the three months ended December 31, 2002 to $10.267 million from $0.571 million for the three months ended December 31, 2001. The increase in other income, net over the three month period primarily reflects foreign currency exchange gains and increased interest income associated with cash available from the proceeds of our US offering and the consequent reduction in interest expense.

Other income, net increased for the nine months ended December 31, 2002 to $17.510 million from $1.146 million for the nine months ended December 31, 2001. The increase in other income, net over the nine month period primarily reflects foreign currency exchange gains and increased interest income associated with cash available from the proceeds of our US offering and the consequent reduction in interest expense.

Foreign currency exchange profit reflects transactions resulting from our hedging policy. Under this hedging policy, we are able to enter into a mix of foreign currency exchange contracts and foreign currency exchange options up to 100% of our anticipated net foreign currency exposure of the New Zealand manufacturing and sales operation for year one. With respect to periods beyond one year, we also use a mix of contracts and options up to 75% of our net exposure for years two and three, and for years four and five up to 25% of our net exposure with options only.

TAXATION

Taxation expense increased to $6.749 million in the three months ended December 31, 2002 from $3.024 million in the three months ended December 31, 2001. The increase was primarily attributable to the net movement in the foreign currency exchange results between the two periods.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2002, we had $24.205 million in cash and short-term investments and $4.189 million of borrowings. Short-term investments comprises highly liquid commercial paper. All our borrowings are held outside New Zealand and denominated in currencies other than the NZ Dollar. We have in place credit facilities that permit us to borrow up to a total of the equivalent of approximately $26.215 million, denominated primarily in NZ Dollars and US Dollars, each for a term of 12 months, renewable annually.

Net cash generated from operating activities totaled $17.250 million for the nine months ended December 31, 2002. The amount of cash that we generated was reduced by approximately $0.853 million, as we received our US Dollar receipts into New Zealand at unfavorable foreign currency exchange rates when compared to the transaction rates during the period. This reduction was caused when delivering the US Dollars against the previously disclosed unfavorable forward currency contracts. The net increase in cash generated on all forward currency contracts was $0.067 million.

The Company's capital expenditures totalled $6.779 million for the nine months ended December 31, 2002. The majority of expenditures related to the purchase of production tooling and equipment, computer equipment and software, patents and facility extension costs. We have expanded our facility by approximately 66,000 square feet to accommodate our anticipated growth. Approximately $4.563 million has been spent in the nine months ended December 31, 2002. We estimate the total cost of the project, which has been completed in January 2003, to be approximately $6.023 million, and we have funded this expansion from our operating cash flow. A total of $5.575 million has been spent on the facility extension project to date.

Net cash used in financing activities was $24.121 million for the nine months ended December 31, 2002. The payment of our final dividend for the prior financial year and interim dividend for the current financial year were the main reasons for the significant outflow of funds.

SIGNIFICANT ACCOUNTING ESTIMATES

Certain of our accounting policies require the application of significant judgement by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgements are subject to an inherent degree of uncertainty. These judgements are based on our historical experience, terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate. Our significant accounting estimates include:

- Warranty - Our warranty provision is established based on our best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. While we believe that our warranty reserve is adequate and that the judgement applied is appropriate, such amounts estimated to be due and payable could differ materially from what will actually transpire in the future.

- Foreign currency instrument provisions - In accordance with our foreign currency accounting policy we revalue at each period end all our foreign currency instruments. These revaluations are conducted by an independent third party and are

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

     based on assumptions regarding spot rates, forward points and currency volatilities at the period end. If actual market conditions differ from those assumptions significantly different results may be realized on these instruments.

- Valuation of long-lived assets - We periodically review the carrying value of our long-lived assets and investments for continued appropriateness. This review is based upon our projections of anticipated future cash flows. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations.

3.       QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FOREIGN CURRENCY EXCHANGE RISKS

We are exposed to foreign currency exchange rate risks as a result of our importing and exporting activities and from the activities of our foreign subsidiaries. Our primary functional currency is the NZ Dollar. Our reporting currency is the US Dollar. As a result, we are exposed to risk from changes in foreign currency exchange rates against the NZ Dollar and from changes to the foreign exchange rate between the NZ Dollar and the US Dollar. We have entered into foreign currency forward exchange contracts and foreign currency option contracts to hedge against current and anticipated future foreign currency trade cash flows.

CREDIT RISKS

In the normal course of business we incur credit risk from trade debtors, which we manage with our credit policy. We monitor this exposure on a regular basis. Our credit risk from our trade debtors is limited due to the number and broad geographic spread of our trade debtors.

In the course of our treasury activities we incur credit risk from foreign currency and investment counterparties, which we manage with our treasury policy. We monitor this exposure on a regular basis. Our credit risk from our treasury activities is limited due to the number of counterparties we use and the high credit ratings of our counterparties.

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